Beckstead and Watts, LLP
Certified Public Accountants

2425 W. Horizon Ridge Parkway
Henderson, NV 89052
702.257.1984
702.362.0540 fax

October 20, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

We have read instaCare Corp.'s statements included under Item 4.02 of its Form 8-K filed on or about October 21, 2005, and we agree with such statements.

Sincerely,

Beckstead and Watts, LLP

Beckstead and Watts, LLP